January 10, 2007

Val-U-Corp Services, Inc., as agent for
Disaster Preparedness Systems, Inc.
1802 North Carson Street, Suite 212
Carson City, NV 89701

> **Re: Disaster Preparedness Systems, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 20, 2006**
> **File No. 333-139528**

Dear Disaster Preparedness Systems, Inc.:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your disclosure that your common stock is not presently traded on any market or securities exchange. Please note that paragraph 16 of Schedule A of the Securities Act of 1933 requires a registrant to include in its registration statement the price of the securities being offered for sale. Since your shares are not traded or quoted in a market, please revise your disclosure to indicate that the selling stockholders will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please indicate the fixed price on the prospectus cover page and throughout your document where appropriate. Please revise your "Plan of Distribution" section to contain similar disclosure.

Financials Statements

2.   Your financial statements should be updated, as necessary, in order to comply
        with Item 310(g) of Regulation S-B prior to the time you request acceleration of
        the effectiveness of your registration statement.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions regarding our comments.

Sincerely,

Russell Mancuso
Branch Chief

cc: David Selengut, Esq. (via fax)
         Lawrence A. Rosenbloom, Esq. (via fax)